Filed by United Technologies Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Raytheon Company
Commission File No. 001-13699
Date:  July 23, 2019

2Q 2019 Earnings Conference Call July 23, 2019

Note: All results and expectations in this presentation reflect continuing operations unless otherwise noted.

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "confident," "on track" and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the Rockwell Collins acquisition, the proposed merger with Raytheon Company ("Raytheon") or the spin-offs by United Technologies of Otis and Carrier into separate independent companies (the "separation transactions"), including estimated synergies and customer cost savings resulting from the proposed merger with Raytheon Company, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Raytheon Company operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger with Raytheon and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger with Raytheon and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger with Raytheon; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.'s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which United Technologies, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of United Technologies' and/or Raytheon's respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of United Technologies' shareowners and Raytheon's shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of United Technologies or Raytheon or both to terminate the merger agreement; (20) risks relating to the value of the United Technologies' shares to be issued in the proposed merger with Raytheon, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger with Raytheon cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of United Technologies' and Raytheon's operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including United Technologies' integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of United Technologies, Raytheon and the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to United Technologies and United Technologies' shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger with Raytheon and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed United Technologies' estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of United Technologies and Raytheon and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on United Technologies' resources, systems, procedures and controls, diversion of its management's attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the "SEC") from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies assumes no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

 Use and Definitions of Non-GAAP Financial Measures  United Technologies Corporation reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP").We supplement the reporting of our financial information determined under GAAP with certain non-GAAP financial information. The non-GAAP information presented provides investors with additional useful information, but should not be considered in isolation or as substitutes for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.Adjusted net sales, organic sales, adjusted operating profit, adjusted net income, adjusted earnings per share (“EPS”), and the adjusted effective tax rate are non-GAAP financial measures. Adjusted net sales represents consolidated net sales from continuing operations (a GAAP measure), excluding significant items of a non-recurring and/or nonoperational nature (hereinafter referred to as “other significant items”). Organic sales represents consolidated net sales (a GAAP measure), excluding the impact of foreign currency translation, acquisitions and divestitures completed in the preceding twelve months and other significant items. Adjusted operating profit represents income from continuing operations (a GAAP measure), excluding restructuring costs and other significant items. Adjusted net income represents net income from continuing operations (a GAAP measure), excluding restructuring costs and other significant items. Adjusted EPS represents diluted earnings per share from continuing operations (a GAAP measure), excluding restructuring costs and other significant items. The adjusted effective tax rate represents the effective tax rate (a GAAP measure), excluding restructuring costs and other significant items. For the business segments, when applicable, adjustments of net sales, operating profit and margins similarly reflect continuing operations, excluding restructuring and other significant items. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance.Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing UTC's ability to fund its activities, including the financing of acquisitions, debt service, repurchases of UTC's common stock and distribution of earnings to shareholders.A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this Appendix. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.When we provide our expectation for adjusted EPS, adjusted operating profit, adjusted effective tax rate, organic sales and free cash flow on a forward-looking basis, a reconciliation of the differences between the non- GAAP expectations and the corresponding GAAP measures (expected diluted EPS from continuing operations, operating profit, the effective tax rate, sales and expected cash flow from operations) generally is not available without unreasonable effort due to potentially high variability, complexity and low visibility as to the items that would be excluded from the GAAP measure in the relevant future period, such as unusual gains and losses, the ultimate outcome of pending litigation, fluctuations in foreign currency exchange rates, the impact and timing of potential acquisitions and divestitures, and other structural changes or their probable significance. The variability of the excluded items may have a significant, and potentially unpredictable, impact on our future GAAP results.

 Important Information about the Proposed Merger AdditionalInformation In connection with the proposed merger, United Technologies has filed a registration statement on Form S-4, which includes a preliminary prospectus of United Technologies and a preliminary joint proxy statement of United Technologies and Raytheon Company (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of United Technologies will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSETHEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to United Technologies’ shareowners and Raytheon Company’s shareholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Raytheon Company. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington,CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon Company with the SEC may be obtained free of charge at Raytheon Company’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon Company by requesting them by mail at RaytheonCompany, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.  Participants in the Solicitation  United Technologies and Raytheon Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Information about Raytheon Company’s directors and executive officers is available in Raytheon Company’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding thetransaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Raytheon Company as indicated above.  No Offer or Solicitation  This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offeringofsecurities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

 Appendix –UTC / Raytheon Supplemental

 Strategic Rationale Supports Long-Term Value Creation Arial 20 pt. Arial 20 pt. Arial 16 pt. Arial 16 pt. Arial 16 pt.  Ability to deliver enhanced value to customers through cost-effective solutions  Creates a premier systems provider positioned to define the future of A&D Highly complementary technology offerings and world-class engineering teams Balanced and diversified A&D portfolio that is resilient across business cycles $1B+ gross cost synergies with additional technology-driven revenue synergies Attractive financial profile with strong cash flow generation and balance sheet  26

Transformation into Leading A&D Systems Provider

	2011	2015	2017	2018	2019
	Acquisition of GOODRICH EV: ~$18B 21-Sep-2011	Sale of SIKORSKY EV: ~$9B 20-Jul-2015	Acquisition of Rockwell Collins EV: ~$31B 04-Sep-2017	Pending Three-Way Separation United Technologies OTIS Carrier EV: ~$132B 26-Nov-2018	Pending Merger with Raytheon EV: ~$56B 09-Jun-2019
UTC A&D PF Revenue[1]	~$34B	~$27B	~$38B	~$43B	~$74B
UTC Revenue % A&D[1]	~53%	~50%	~58%	100%	100%
Run-Rate Cost Synergies[2]	~$600M+	N/A	$600M+	N/A	$1,000M+
Rationale	• *Complementary products / systems across the airframe* • *Substantial financial synergies*	• *Reduce platform-specific A&D exposure* • *Increase focus on providing high-technology systems*	• *Added world-class electronics and software capabilities* • *Substantial financial synergies*	• *Create focused A&D and commercial platforms* • *Positioned to serve high-growth areas of commercial aerospace and defense industries*	• *Create leading A&D systems provider– scale, breadth and innovation* • *Increase high-tech systems focus* • *Material synergy potential*

Transformation into leading platform-agnostic Aerospace & Defense provider

For more information, see UTC's registration statement on Form S-4, filed with the SEC on July 17, 2019

Note: Dates reflect transaction announcement.

[1] Pro Forma Aero revenue includes UTAS / Collins Aerospace and Pratt & Whitney. Net of intercompany eliminations.

[2] Reflects gross run-rate cost synergies. Goodrich reflects realized cost synergies. Collins and Raytheon reflect latest expectations for cost synergies. Raytheon estimated net run-rate cost synergies is $500M+.

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Merger Creates Significant Value for UTC Shareowners

EPS Accretion...

Immediately accretive

20 – 30 cents

Adjusted EPS* accretion in 2021[1]

...with Strong Synergy Upside...

~$1B in gross cost synergies by year 4; <u>incremental $0.1B-$0.2B of corporate cost avoidance</u> related to the separation

Gross Cost Savings[2]



Gross:
~$1B
Net:
~$0.5B
Significant Additional Revenue Synergy Opportunities
$150M
IT and Other SG&A
$175M
Facilities Consolidation
$325M
Corporate
$350M
Supply Chain & Procurement
Run-Rate Synergies

...and Compelling Capital Return to Shareowners

~$18B-$20B
Return of capital to shareowners over 3 years

Return of Capital to Shareowners



$18B-$20B
$4B-$5B
3 Years
UTC Aero Standalone
Pro Forma RTX

A merger with Raytheon creates significant value for UTC shareowners through earnings accretion, synergies, and a shareowner-friendly capital return policy

*See appendix for additional information regarding this non-GAAP financial measure.
For more information, see UTC's registration statement on Form S-4, filed with the SEC on July 17, 2019

[1] Assumes mid-year 2020 close.
[2] Approximately $600M net one-time cost, subject to USG recoverability to achieve $500M+ in net annual cost synergies.

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